UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

REYNOLDS AMERICAN INC.
(Name of Issuer)

Common stock (par value $0.0001 per share)
(Title of Class of Securities)

761713106
(CUSIP Number)

Nicola Snook
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
+44 20 7845 1000

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Brown & Williamson Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
446,668,038

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
446,668,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
446,668,038

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Louisville Securities Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 154,700,133 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville.

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

British American Tobacco p.l.c.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 154,700,133 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville. Louisville is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c.

This statement constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D (the “Original Schedule 13D” and, as amended, the “Amended Schedule 13D”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 19, 2015, amended by Amendment No. 1 filed on July 26, 2016, Amendment No. 2 filed on September 15, 2016 and Amendment No. 3 filed on October 21, 2016, relating to shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Reynolds American Inc. (the “Issuer”), a North Carolina corporation, beneficially owned by Brown & Williamson Holdings, Inc. (“B&W”), Louisville Securities Limited (“Louisville”) and British American Tobacco p.l.c. (“BAT”).  This Amendment No. 4 amends the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not defined in this Amendment No. 4 have the meanings assigned to them in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

The description of the Merger (as defined in Item 4) set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the cash portion of the consideration payable pursuant to the Merger will be obtained from existing cash resources and debt financing, including the issuance of new bonds and the Facilities Agreement (as defined below).

On January 16, 2017, B.A.T. International Finance p.l.c., a public limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of BAT, and B.A.T Capital Corporation, a Delaware corporation and an indirect wholly owned subsidiary of BAT, as original borrowers, BAT, as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent, and the financial institutions party thereto, as mandated lead arrangers and banks, entered into a $25.0 billion term loan facilities agreement (the “Facilities Agreement”) for the purpose of financing the Merger, paying fees and expenses and refinancing an existing revolving credit facility of the Issuer. The Facilities Agreement comprises four credit facilities: (i) a $15.0 billion bridge facility which, subject to two six-month extension options exercisable at BAT’s option, matures on the date that is 12 months after the earlier of (x) the date that the Merger is consummated and (y) the business day that is six months after the date of the Facilities Agreement (the “Start Date”), (ii) a $5.0 billion bridge facility which, subject to two six-month extension options exercisable at BAT’s option, matures on the date that is 24 months after the Start Date, (iii) a $2.5 billion term loan which matures on the date that is 36 months after the Start Date and (iv) a $2.5 billion term loan which matures on the date that is 60 months after the date of the Facilities Agreement. To the extent the bridge facilities are drawn to finance the cash portion of the consideration payable pursuant to the Merger, BAT intends to refinance the bridge loans through issuances of new bonds in due course.

This summary of the Facilities Agreement does not purport to be complete and is qualified in its entirety by reference to the Facilities Agreement filed as Exhibit 99.13 to this Amendment No. 4 and incorporated by reference in its entirety into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On January 16, 2017, BAT, BATUS Holdings Inc. (“BATUS”), a Delaware corporation and an indirect wholly owned subsidiary of BAT, Flight Acquisition Corporation (“Merger Sub”), a North Carolina corporation and an indirect wholly owned subsidiary of BAT and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”) and all the outstanding shares of Common Stock (other than shares owned by BAT and its subsidiaries and shares held by stockholders who have perfected and not withdrawn a demand for appraisal rights) will be converted into the right to receive (i) $29.44 in cash, without interest, and (ii) 0.5260 of an American depositary share of BAT (“BAT ADS”), each BAT ADS representing, as of the date hereof, two of BAT’s ordinary shares.

Consummation of the Merger is subject to several customary conditions, including obtaining certain regulatory approvals, effectiveness of the registration statement relating to BAT’s ordinary shares to be issued pursuant to the Merger and represented by BAT ADSs and obtaining an affirmative vote for the Merger from shareholders of BAT and of the Issuer, including the approval by a majority of the votes cast on the proposed Merger by holders of shares of the Issuer’s capital stock not owned by BAT or its subsidiaries. Consummation of the Merger is not subject to a financing condition. Under the terms of the Merger Agreement, BAT is required to vote, and to cause all of its applicable subsidiaries (including B&W and Louisville) to vote, all shares of Common Stock owned by such entity in favor of the Merger, and the Issuer is required to cause all of its applicable subsidiaries to vote all shares of the Issuer’s capital stock owned by such subsidiary in favor of the Merger.

A copy of the Merger Agreement has been included as Exhibit 99.12 to this Amendment No. 4 to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Issuer, BAT or any of their respective subsidiaries or affiliates.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the Merger Agreement; and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, BAT or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

It is anticipated that upon the consummation of the Merger, the officers of the Issuer and the directors of the Merger Sub at the effective time of the Merger will become the officers and directors of the surviving corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Upon the consummation of the Merger, the Amended and Restated Articles of Incorporation of the Issuer and the Bylaws of Merger Sub as of the effective time of the Merger will become the Certificate of Incorporation and Bylaws of the surviving corporation until amended in accordance with applicable law.

Upon completion of the Merger, the Common Stock will cease to be quoted on the New York Stock Exchange and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 99.12 to this Amendment No. 4, and is incorporated by reference in its entirety into this Item 4. A copy of the press release (“Press Release”) issued by BAT on January 17, 2017 announcing the execution of the Merger Agreement is filed as Exhibit 99.14 to this Amendment No. 4, and is incorporated by reference into this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Amended Schedule 13D is hereby amended by deleting the last sentence of paragraph (a) thereof and replacing it in its entirety with the following sentence:

The B&W owned shares comprise approximately 31.3% of the outstanding shares of Common Stock, the Louisville owned shares comprise approximately 10.8% of the outstanding shares of Common Stock and the Shares comprise approximately 42.2% of the outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Facilities Agreement set forth in Item 3 above and the description of the Merger set forth in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.12  Agreement and Plan of Merger, dated January 16, 2017, 2017, by and among British American Tobacco p.l.c., BATUS  Holdings Inc., Flight Acquisition Corporation and Reynolds American Inc.
Exhibit 99.13  Term Loan Facilities Agreement, dated January 16, 2017, 2017, by and among B.A.T. International Finance p.l.c. and B.A.T  Capital Corporation, as original borrowers, BAT, as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National  Association, as U.S. agent, and the financial institutions party thereto, as mandated lead arrangers and banks
Exhibit 99.14  Press Release, issued by British American Tobacco p.l.c., dated January 17, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 17, 2017

Brown & Williamson Holdings, Inc.

By:	/s/ Timothy J. Hazlett
Name: Timothy J. Hazlett
Title: Director

Louisville Securities Limited

By:	/s/ Steve Dale
Name: Steve Dale
Title: Director

British American Tobacco p.l.c.

By:	/s/ Nicola Snook
Name: Nicola Snook
Title: Company Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.12	Agreement and Plan of Merger, dated January 16, 2017, by and among British American Tobacco p.l.c., BATUS Holdings Inc., Flight Acquisition Corporation and Reynolds American Inc.
99.13
Term Loan Facilities Agreement, dated January 16, 2017, by and among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, BAT, as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent, and the financial institutions party thereto, as mandated lead arrangers and banks

99.14	Press Release, issued by British American Tobacco p.l.c., dated January 17, 2017